[redacted]

AB 9/2

SEC Mail Processing Section
AUG 28 2009
Washington, DC
121

UNIT
SECURITIES AND E
09042318
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2008 (MM/DD/YY) AND ENDING JUNE 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROCKINGTON SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2805 VETERANS HIGHWAY
(No. and Street)

RONKONKOMA (City) NEW YORK (State) 11779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE (Address) DEER PARK (City) NEW YORK (State) 11729 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, ROBERT DELVECCHIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROCKINGTON SECURIITES, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE A. KING
NOTARY PUBLIC, State of New York
No. 01KI6041989
Qualified in Suffolk County
Commission Expires May 15, 2010

Signature

President
Title

Catherine A. King
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROCKINGTON SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2009

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

To the Board of Directors of
Brockington Securities, Inc.
Ronkonkoma, New York

Gentlemen:

We have audited the balance sheet of Brockington Securities, Inc. as of June 30, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brockington Securities, Inc. as of June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United states of America and the rules of the Securities and Exchanges Commission.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky, C.P.A.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
August 26, 2009

BROCKINGTON SECURITIES, INC.

BALANCE SHEET

JUNE 30, 2009

ASSETS

Current Assets:	
Cash and cash equivalents	$ 64,858
Due from clearing broker	235,480
Marketable securities	120,202
Prepaid expenses	9,914
Securities owned not readily marketable	99,229
	529,683
Fixed Assets:	78,655
Less: Accumulated Depreciation	78,655
	-
Other Assets:	
Security Deposit	4,000
Convertible notes receivable-related party	143,000
Loans receivable	513,497
	660,497
	$1,190,180

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 111,572
Line of credit payable	65,522
Taxes payable	63,866
	240,960
Stockholders' Equity:	
Common Stock, no par Value, 1500 shares authorized, 750 shares issued and outstanding	238,305
Additional Paid in Capital	305,863
Retained Earnings	605,107
	1,149,275
Less: treasury stock, at cost	(200,055)
	949,220
	$1,190,180

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2009

Revenue:	
Commission income	$ 196,999
Investment banking fee	989,370
Trading income	(385,679)
Interest Income	2,164
	802,854
Expenses:	
Trading expenses	77,152
Regulatory fees	19,422
Salaries	319,490
Payroll taxes	35,835
Employee benefits	64,656
Communication	15,585
Commissions	33,331
Interest	9,510
Professional fees	23,864
Office	17,583
Rent	33,666
Insurance	6,811
Miscellaneous	13,692
Travel and entertainment	42,111
Auto expense	28,938
	741,646
Net income	61,208
Taxes on income:	
State income taxes	6,415
Federal income taxes	13,821
	20,236
Net operating income	40,972
Prior period tax adjustment	(2,324)
	$ 38,648

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2009

Cash Flows from Operating Activities:	
Net Profit	$ 38,648
Adjustments to reconcile net income to Net cash provided by operating activities:	
Due from broker	(81,953)
Marketable securities	346,755
Taxes Payable	22,757
Prepaid expenses	2,614
Accounts payable	(104,947)
Net cash provided by operating activities	223,874
Cash Flows from Investing Activities:	
Redemption of convertible notes	50,000
Net cash provided by financing activities	50,000
Cash Flows from Financing Activities:	
Reduction in line of credit	4,209
Increase in loans receivable	(284,940)
Net cash used in financing activities	(280,731)
Net Increase in Cash	(6,857)
Cash Balance Beginning	71,715
Cash Balance Ending	$ 64,858

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED JUNE 30, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock
Beginning Balance	$238,305	$305,863	$566,459	$(200,055)
Capital Contribution	-	-	-	-
Net Profit	-	-	38,648	-
Ending Balance	$238,305	$305,863	$605,107	$(200,055)

BROCKINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 1 - ORGANIZATION

Brockington Securities, Inc. (The Company), a Delaware corporation, was formed in 1994. The company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through another broker on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards no. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes.

REVENUE RECOGNITION

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157, with limited exceptions, is effective for financial statements issued for fiscal years beginning after November, 2007. The chief financial officer has evaluated the impact of the application of SFAS 157 on the Company and there is no material impact on the Company's financial statements.

BROCKINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 2 - CONTINGENT LIABILITIES:

Under an agreement with its clearing broker the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers, until actual and complete payment has been received by the clearing broker.

-The Company is contingently liable for a settlement agreement signed by the Company's owner.

NOTE 3 - DUE FROM CLEARING BROKER

Amounts due from clearing broker at June 30, 2009, consist of the following:

Cash deposits	$ 100,468
Other receivable	129,093
Commission revenue	5,919
	$ 235,480

NOTE 4 - CONVERTIBLE NOTES RECEIVABLE - RELATED PARTY

The company purchased notes receivable from Assured Pharmacy, Inc. a related party, as follows:

Date of Purchase	Principal
October 30, 2006	$ 50,000
April 19, 2007	93,000
November 19, 2007	100,000
	243,000
Repayments	100,000
	$143,000

The notes are due in one year and can be extended for an additional year, upon mutual consent. The notes are unsecured and bear interest at 12% per year payable monthly. Pursuant to the terms of the agreement, the company has a continuing conversion right during the term to convert all or a portion of the then outstanding amount of notes into a number of shares determined at a conversion price equal to the rolling seven trading day weighted average closing bid price for the stock. The conversion price shall not be less than $.40 or more than $.80 per share.

The stockholder of the company is the chief Executive officer of Assured and the company is a stockholder of Assured.

BROCKINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 5 - LOAN RECEIVABLE

Loans receivable include the following:

Unsecured non-interest bearing loan to unrelated party	$ 58,970
Unsecured non-interest bearing loan to stockholder	419,527
Unsecured non-interest bearing loan to Assured Pharmacy	35,000
	$ 513,497

NOTE 7 - SECURITIES NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly traded market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE 8 - COMMITMENTS

The Company has an agreement to lease office space under an operating lease expiring on October 31, 2009.

Four Months	$ 4,900

NOTE 9 - BENEFIT PLANS

The company has a defined contribution plan covering qualified employees. The plan provides for contributions by the company, at the company's discretion, that are based on the employee wages, covered compensation and length of service.

NOTE 10 - NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At June 30, 2009, the Company had net capital of $50,370, in excess of its requirement of $100,000.

SUPPLEMENTARY INFORMATION

BROCKINGTON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2009

Computation of Net Capital:

1.	Total Ownership Equity	$ 949,220
2.	Less: Ownership Equity not allowed for Net Capital	772,688
3.	Tentative net capital	176,532
3.	Less: Haircuts on Securities	26,162
4.	Net Capital	$ 150,370

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 6 2/3% Aggregate Indebtedness)	$ 16,065
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	150,370
5.	Excess Net Capital	$ 50,370

Computation of Aggregate Indebtedness

6.	Total Liabilities	$240,960
7.	Non Aggregate Indebtedness	-
		$ 240,960

"See Accompanying Notes and Accountants' Report"

BROCKINGTON SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

YEAR ENDED JUNE 30, 2009

Audited Net Capital	$ 150,370
Net Capital per Focus Part IIA	149,279
Difference	$ 1,091
Audit adjustments	$ 10,769
Decrease in haircuts	36
Non-allowable assets	(9,714)
	$ 1,091

"See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

August 26, 2009

To the Stockholders of Brockington Securities, Inc.
Ronkonkoma, New York

We have examined the financial statements of Brockington Securities, Inc. as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of June 30, 2009 and have issued a report thereon dated August 26, 2009. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended June30, 2009 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5(g)(1) of the Securities and Exchange Commission.

Rule 17a-5(g)(1) contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of my examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.
The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Brockington Securities, Inc. for the year ended June 30, 2009 and this report does not affect our report thereon dated August 26, 2009.

Our study and evaluation of the system of internal accounting control for the year ended June 30, 2009 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
August 26, 2009